[Wachtell, Lipton, Rosen & Katz]

November 21, 2008

VIA EDGAR AND EMAIL Matt McNair, Esq. Division of Corporation Finance Securities and Exchange Commission Mail Stop 4561 Washington, D.C. 20549

Re:	Wells Fargo & Company
Amendment No. 1 to Registration Statement on Form S-4
Filed November 18, 2008
and Documents Incorporated by Reference
File No. 333-154879

Dear Mr. McNair:

               Set forth below are responses of Wells Fargo & Company (“Wells Fargo”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated November 20, 2008 regarding Amendment No. 1 to Wells Fargo’s Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement, and we have enclosed six courtesy copies of such Amendment No. 2 marked to show changes from the Registration Statement as filed on November 18, 2008.

               The Staff’s comments, indicated in bold, are followed by responses on behalf of Wells Fargo.

Matt McNair, Esq.
November 21, 2008

Form S-4/A

General

1.	It appears, based on the materials supplementally provided to the staff in response to comment 2 in our letter dated November 12, 2008, that some projections provided by
Wachovia to Wells Fargo included forecasts as to future earnings, including the fourth quarter of 2008. Similarly, we note that Wachovia provided projections to Wells Fargo’s financial advisors, Goldman Sachs and Perella Weinberg. We further note that Wachovia advised each financial advisor that the forecasts no longer reflected Wachovia’s best estimates of future financial performance. Please disclose all material projections or advise the staff how you determined that these projections did not represent material, non-public information.

In response to the Staff's comment, we have revised the disclosure on pages 50-51 of the Form
S-4.

2.	Please disclose the existence of IRS Notice 2008-83, the particular terms and conditions, and how it impacts and is expected to impact the registrant going forward. Include in this disclosure the amount that, absent Notice 2008-83, Wachovia’s “net unrealized built-in losses” would need to exceed in order for Wells Fargo to lose any tax benefits under Section
382. Please also disclose whether the Notice affected the timing of any tax benefits.

In response to the Staff's comment, we have revised the disclosure on pages 33-34 of the Form
S-4.

3.	In response to comment 3 in our letter dated November 12, 2008, you indicate that the tax consequences were considered prior to Wells Fargo’s offer to acquire Wachovia in an unassisted transaction. Please include in the “Background of the Merger” section a brief discussion of the considerations given to the tax implications of a Wachovia deal.
Similarly, if the tax implications were a reason for Wells Fargo entering into the merger agreement, please disclose this in the section entitled “Wells Fargo’s Reasons for the
Merger” on page 37.

In response to the Staff's comment, we have revised the disclosure on pages 33-34 of the Form
S-4.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2: Accounting Policies and Financial Statement Classifications, page 65

4.	Please revise to describe in more detail the expected conforming adjustments to the accounting policies of both Wells Fargo and Wachovia which are in the process of being reviewed in detail.

In response to the Staff's comment, we have revised the disclosure on page 66 of the Form S-4.

Matt McNair, Esq.
November 21, 2008

Exhibits

Exhibit 5

5.	Counsel may not limit the legality opinion to only statutory law. Please arrange for counsel to clarify that the opinion is based on statutory as well as all applicable provisions of the
Delaware Constitution and reported judicial decisions interpreting these laws.

               In response to the Staff’s comment, counsel has clarified in its opinion, attached as Exhibit 5 to the Registration Statement, that the opinion is based on statutory as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

* * * * * *

Matt McNair, Esq. November 21, 2008 Page 4

               Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1372. As discussed previously with the Staff, Wells Fargo is separately submitting an acceleration request (including the acknowledgments described on page 14 of the Staff’s comment letter) simultaneously herewith.

Sincerely, /s/ Lawrence S. Makow Lawrence S. Makow

cc:       James M. Strother, Esq.
           Jane C. Sherburne, Esq.